UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69512

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __NFSTX,LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__4 Times Square, 10th Floor__
(No. and Street)

__NYC__	__NY__	__10036__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Linda Crane__	__212-231-5032__	__Linda.Crane@nasdaq.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__ERNST & YOUNG__
(Name – if individual, state last, first, and middle name)

__One Manhattan West__	__New York__	__NY__	__10001__
(Address)	(City)	(State)	(Zip Code)

_____   _____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NFSTX, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

DocuSigned by:
Linda Crane
EC81CFB680FF435...
Signature

Principal Financial Officer
Title

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without notarization

This filing contains (check all applicable boxes):**

- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- ✓ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ✓ (d) Statement of cash flows.
- ✓ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ○ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ✓ (g) Notes to consolidated financial statements.
- ✓ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ○ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ○ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ○ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ○ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ○ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ○ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ○ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ○ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ○ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ○ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

- o (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- o (z) Other:
  _____
- o **To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Supplemental Information

NFSTX, LLC
Year Ended December 31, 2022
With Report of Independent Registered Public Accounting Firm
(Confidential Pursuant to Rule 17a-5(e)(3))

(SEC I.D. No. 8-69512)

NFSTX, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2022

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of NFSTX, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NFSTX, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

March 21, 2023

NFSTX, LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	9,961,744
Interest receivable		32,953
Prepaid expenses and other assets		17,543
Total assets	$	10,012,240

Liabilities and member's equity

Liabilities:

Other liabilities	$	2,800
Payable to Nasdaq, Inc.		1,373,125
Total liabilities	$	1,375,925

Member's equity		8,636,315
Total liabilities and member's equity	$	10,012,240

See accompanying notes to the financial statements.

NFSTX, LLC

Statement of Income

Year Ended December 31, 2022

Revenues		
Transaction management services	$	804,986
Interest income		96,808
Total revenues		901,794
Expenses		
Intra-group supports costs		1,738,283
Professional fees		109,488
Computer operations and data communications		52,010
Regulatory fees		39,814
General, administrative and other		5,896
Total expenses		1,945,491
Net loss	$	(1,043,697)

See accompanying notes to the financial statements.

NFSTX, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2022

Balance, December 31, 2021		9,680,012
Net loss		(1,043,697)
Balance, December 31, 2022	$	8,636,315

See accompanying notes to the financial statements.

NFSTX, LLC

Statement of Cash Flows

Year Ended December 31, 2022

Operating activities	
Net loss	$ (1,043,697)
Net change in operating assets and liabilities:	
Interest receivable	(32,953)
Prepaid expenses and other assets	1,153
Payable to Nasdaq, Inc.	(994,119)
Net cash used in operating activities	(2,069,616)
Net decrease in cash and cash equivalents	(2,069,616)
Cash and cash equivalents at beginning of year	12,031,360
Cash and cash equivalents at end of year	$ 9,961,744

See accompanying notes to the financial statements.

NFSTX, LLC

Notes to Financial Statements

December 31, 2022

1. Nature of Business

NFSTX, LLC ("NFSTX" or the "Company"), formerly known as SMTX, LLC, is a wholly owned subsidiary of Nasdaq Fund Secondaries, LLC ("NFS"), a wholly owned subsidiary of Nasdaq, Inc. (Nasdaq). NFSTX was formed under the laws of the State of Delaware on July 23, 2014. The Company is an introducing broker-dealer, headquartered in New York. The Company's primary business is acting as an intermediary to facilitate private non-capital raising transactions, and may act as paying agent in connection with settlement of such transactions. The Company also operates an alternative trading system involving primary and secondary transactions in securities registered under the Investment Company Act of 1940 or the Securities Act of 1933 and unregistered securities. The Company manages and operates their business as one reportable segment.

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our

customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Transaction management services revenue is generated when the Company provides the intermediary services described above. Revenue is typically recognized on the settlement date for the customer transaction, which is the date that the Company determined that they met their identified performance obligations related to these transactions.

Interest income consists of interest earned on the Company's cash and is recognized on an accrual basis.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2022. The Company's cash is held by one financial institution in an interest-bearing account which, at times, may exceed federally insured limits. At December 31, 2022, the Company had cash of $9,961,744.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. At December 31, 2022, the Company did not hold any customer funds.

Interest Receivable

Interest Receivable represents revenue earned on the Company's interest bearing cash account. This interest has been earned but not yet received.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's federal income tax returns for the years 2019 through 2021 are subject to examination by the Internal Revenue Service. Several state tax returns are currently under examination by the respective tax authorities for the years 2012 through 2021.

3. Related-Party Transactions

The Company has entered into a service agreement with affiliates whereby the affiliates provide services to the Company including the use of its employees and other assets. Included in Management fees on the Statement of Income are the expenses related to these support services, which were $1,738,283 for the year ended December 31, 2022.

At December 31, 2022, $1,373,125 was recorded in Payable to Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

4. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii). The Company calculates its excess net capital using the alternate method. At December 31, 2022, the Company's net capital was $8,585,819 which was $8,335,819 in excess of its minimum requirement of $250,000.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). The Company does not hold customer funds or safekeep customer securities. The Company is permitted to hold customer funds received in connection with privately negotiated

securities transactions in anticipation of settlement. The Company maintains a "Special Account for the Exclusive Benefit of Customers of NFSTX, LLC" for such customer funds received.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies.

5. Commitments and Contingencies

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for Cash, and Prepaid expenses and other assets approximate fair value due to the short term nature of these assets. The Company's liabilities included in the Company's Statement of Financial Condition which include Payable to Nasdaq, Inc., and other liabilities, are reported at their contractual amounts, which approximate fair value.

7. Subsequent Events

The Company has evaluated all subsequent events through March 21, 2023, the date as of which these financial statements are available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

Supplemental Information

NFSTX, LLC

Supplemental Schedule I
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2022

Member's equity	$	8,636,315
Non-allowable assets:		
Interest Receivable		32,953
Prepaid expenses and other assets		17,543
Total non-allowable assets		50,496
Net capital	$	8,585,819
Less minimum capital required of $250,000		250,000
Net capital in excess of minimum requirement	$	8,335,819

No material differences exist between the above computation of net capital included in the Company's corresponding unaudited Part II FOCUS filing as of December 31, 2022.

NFSTX, LLC

Supplemental Schedule II

Computation for Determination of Reserve Requirements

Pursuant to SEC Rule 15c3-3

December 31, 2022

The Company is exempt from SEC Rule 15c3-3 pursuant to sub-paragraph (k)(2)(i). The Company does not hold customer funds or safekeep customer securities. The Company is permitted to hold the customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. The Company maintains "Special Account for the Exclusive Benefit of Customers of NFSTX, LLC" for such customer funds received.

NFSTX, LLC

Supplemental Schedule III
Information Relating to Possession or Control of Securities

Pursuant to SEC Rule 15c3-3

December 31, 2022

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69512

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NFSTX,LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 Times Square, 10th Floor
(No. and Street)

NYC	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda Crane	212-231-5032	Linda.Crane@nasdaq.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NFSTX, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

DocuSigned by:

Linda Crane

EC81CFB680FF435...

Signature

Principal Financial Officer

Title

Based upon relief from Commission staff and difficulties arising from COVID‑19, this filing is made without notarization

This filing** contains (check all applicable boxes):

- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- o (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- o (d) Statement of cash flows.
- o (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- o (f) Statement of changes in liabilities subordinated to claims of creditors.
- o (g) Notes to consolidated financial statements.
- o (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- o (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- o (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- o (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- o (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- o (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- o (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- o (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- o (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- o (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- o (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

- o (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- o (z) Other:
  _____
- o **To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

NFSTX, LLC

December 31, 2022

With Report of Independent Registered Public Accounting Firm

NFSTX, LLC

Statement of Financial Condition

December 31, 2021

Contents

Facing Page and Oath or Affirmation

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of NFSTX, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NFSTX, LLC (the "Company") as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

March 21, 2023

NFSTX, LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	9,961,744
Interest receivable		32,953
Prepaid expenses and other assets		17,543
Total assets	$	10,012,240

Liabilities and member's equity

Liabilities:

Other liabilities	$	2,800
Payable to Nasdaq, Inc.		1,373,125
Total liabilities	$	1,375,925
Member's equity		8,636,315
Total liabilities and member's equity	$	10,012,240

See accompanying notes to the statement of financial condition.

Notes to Statement of Financial Condition

December 31, 2022

1. Nature of Business

NFSTX, LLC ("NFSTX" or the "Company"), formerly known as SMTX, LLC, is a wholly owned subsidiary of Nasdaq Fund Secondaries, LLC ("NFS"), a wholly owned subsidiary of Nasdaq, Inc. (Nasdaq). NFSTX was formed under the laws of the State of Delaware on July 23, 2014. The Company is an introducing broker-dealer, headquartered in New York. The Company's primary business is acting as an intermediary to facilitate private non-capital raising transactions, and may act as paying agent in connection with settlement of such transactions. The Company also operates an alternative trading system involving primary and secondary transactions in securities registered under the Investment Company Act of 1940 or the Securities Act of 1933 and unregistered securities. The Company manages and operates their business as one reportable segment.

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were

satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Transaction management services revenue is generated when the Company provides the intermediary services described above. Revenue is typically recognized on the settlement date for the customer transaction, which is the date that the Company determined that they met their identified performance obligations related to these transactions.

Interest income consists of interest earned on the Company's cash and is recognized on an accrual basis.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2022. The Company's cash is held by one financial institution in an interest-bearing account which, at times, may exceed federally insured limits. At December 31, 2022, the Company had cash of $9,961,744.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. At December 31, 2022, the Company did not hold any customer funds.

Interest Receivable

Interest Receivable represents revenue earned on the Company's interest bearing cash account. This interest has been earned but not yet received.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's federal income tax returns for the years 2019 through 2021 are subject to examination by the Internal Revenue Service. Several state tax returns are currently under examination by the respective tax authorities for the years 2012 through 2021.

3. Related-Party Transactions

The Company has entered into a service agreement with affiliates whereby the affiliates provide services to the Company including the use of its employees and other assets.

At December 31, 2022, $1,373,125 was recorded in Payable to Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

4. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii). The Company calculates its excess net capital using the alternate method. At December 31, 2022, the Company's net capital was $8,585,819 which was $8,335,819 in excess of its minimum requirement of $250,000.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). The Company does not hold customer funds or safekeep customer securities. The Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. The Company maintains a "Special Account for the Exclusive Benefit of Customers of NFSTX, LLC" for such customer funds received.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies.

5. Commitments and Contingencies

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position of the Company.

Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for Cash, and Prepaid expenses and other assets approximate fair value due to the short term nature of these assets. The Company's liabilities included in the Company's Statement of Financial Condition which include Payable to Nasdaq, Inc., and other liabilities, are reported at their contractual amounts, which approximate fair value.

7. Subsequent Events

The Company has evaluated all subsequent events through March 21, 2023, the date as of which these financial statements are available to be issued and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of NFSTX, LLC

We have reviewed management's statements, included in the accompanying NFSTX, LLC 15c3-3 Exemption Report, in which (1) NFSTX, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2022 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 21, 2023



NFSTX, LLC
15c3-3 Exemption Report

NFSTX, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Linda Crane, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Linda Crane
EC81CFB680FF435...
Linda Crane
Chief Financial Officer
NFSTX, LLC

_March 21, 2023_____
Date

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Member and Management of NFSTX, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of NFSTX, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries within the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2022. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of NFSTX, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

March 21, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NFSTX, LLC
4 Times Square
151 West 42nd Street, 27th Floor
New York, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Crane 212-231-5032

2. A. General Assessment (item 2e from page 2) $1,353

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,124)

8/1/22
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 229

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $229

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $229

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SMTX, LLC
(Name of Corporation, Partnership or other organization)

DocuSigned by:
Linda Crane
EC81CFB680FF435...
(Authorized Signature)

Dated the 11 day of February, 20 23.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending _____

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $901,794 _____

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
       predecessors not included above.   _____

  (2) Net loss from principal transactions in securities in trading accounts.   _____

  (3) Net loss from principal transactions in commodities in trading accounts.   _____

  (4) Interest and dividend expense deducted in determining item 2a.   _____

  (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
       profit from management of or participation in underwriting or distribution of securities.   _____

  (7) Net loss from securities in investment accounts.   _____

       Total additions   _____

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit
       investment trust, from the sale of variable annuities, from the business of insurance, from investment
       advisory services rendered to registered investment companies or insurance company separate
       accounts, and from transactions in security futures products.   _____

  (2) Revenues from commodity transactions.   _____

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
       securities transactions.   _____

  (4) Reimbursements for postage in connection with proxy solicitation.   _____

  (5) Net gain from securities in investment accounts.   _____

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
       (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
       from issuance date.   _____

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
       related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

  (8) Other revenue not related either directly or indirectly to the securities business.
       (See Instruction C):

       _____   _____

       (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
          Code 4075 plus line 2b(4) above) but not in excess
          of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities
           accounts (40% of FOCUS line 5, Code 3960). $_____

           Enter the greater of line (i) or (ii)   _____

           Total deductions   _____

2d. SIPC Net Operating Revenues $901,794 _____

2e. General Assessment @ .0015 $1,353 _____
           (to page 1, line 2.A.)

2

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

   (a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

   (b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation